Securities and Exchange Commission
                             Washington, D.C. 20549

                                    Form 11-K

                  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
                    THE SECURITIES EXCHANGE ACT OF 1934

                For the fiscal year ended:  December 31, 1997

                          Commission file number 1-10853

                     BB&T Corporation 401(k) Savings Plan
                -----------------------------------------------
                            (Full title of the plan)

                                BB&T Corporation
                         -----------------------------
                        (Name of issuer of securities)

                            200 West Second Street
                            Winston-Salem, NC 27101
                            -----------------------
             (Address of issuer's principal executive offices)





         BB&T Corporation
         401(k) Savings Plan


         Financial Statements as of December 31, 1997 and 1996 Together with Report of Independent Public Accountants

Report of Independent Public Accountants




To the 401(k) Savings Plan Committee of
BB&T Corporation:


We have audited the accompanying statement of net assets available for plan benefits, with fund information, of the BB&T Corporation 401(k) Savings Plan (the Plan) as of December 31, 1997 and 1996, and the related statement of changes in net assets available for plan benefits, with fund information, for the years ended December 31, 1997 and 1996. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.


We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1997 and 1996, and the changes in net assets available for plan benefits for the years ended December 31, 1997 and 1996, in conformity with generally accepted accounting principles.


Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary schedules of assets held for investment purposes and reportable transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


As explained in the notes thereto, information presented in the schedule of assets held for investment purposes does not disclose the historical cost for investments. Disclosure of this information is required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.


As explained in the notes thereto, the Plan has not presented the schedule of reportable transactions (transactions in excess of 5% of the current value of plan assets at the beginning of the year) for the BB&T U.S. Treasury Money Market Fund, the BB&T Intermediate U.S. Government Bond Fund, the BB&T Growth and Income Stock Fund, the BB&T Balanced Fund, the BB&T Small Company Growth Fund and the BB&T five-year bank investment contracts. Disclosure of this information is required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.



                                                      Arthur Andersen LLP

Charlotte, North Carolina,
June 12, 1998.


                      BB&T Corporation 401(k) Savings Plan

   Statement of Net Assets Available for Plan Benefits, With Fund Information
                               December 31, 1997


                                                                                  BB&T
                                                                               Corporation
                                          Money         Fixed                    Common          Bank
                                          Market       Income      Equity                      Investment    Balanced
                                           Fund         Fund        Fund        Stock Fund     Contracts       Fund

Assets:
  Investments at fair value-
    Common stock                       $         0  $         0  $         0   $617,506,643   $          0   $        0
    Mutual funds                                 0    6,178,794   30,284,938              0              0    4,128,669
    Five-year bank investment
      contracts                                  0            0            0              0      5,166,441            0
     BB&T U.S. Treasury Money Market
      Fund                              14,964,040            0            0              0              0            0
                                        14,964,040    6,178,794   30,284,938    617,506,643      5,166,441    4,128,669

  Investments at cost - Participant
    loans                                        0            0            0              0              0            0
          Total investments             14,964,040    6,178,794   30,284,938    617,506,643      5,166,441    4,128,669
  Cash                                           0            0            0      1,730,587              0            0
          Total assets                  14,964,040    6,178,794   30,284,938    619,237,230      5,166,441    4,128,669
Notes payable                                    0            0            0              0              0            0
Net assets available for plan
  benefits                             $14,964,040  $ 6,178,794  $30,284,938   $619,237,230   $  5,166,441   $4,128,669



                                          Small
                                         Company
                                         Growth          Loan                ESOP
                                          Fund           Fund     Allocated      Unallocated      Total

Assets:
  Investments at fair value-
    Common stock                       $         0  $         0  $16,918,626   $2,436,876     $636,862,145
    Mutual funds                         6,188,659            0            0            0       46,781,060
    Five-year bank investment
      contracts                                  0            0            0            0        5,166,441
    BB&T U.S. Treasury Money Market
      Fund                                       0            0            0            0       14,964,040
                                         6,188,659            0   16,918,626    2,436,876      703,773,686
   Investments at cost - Participant
    loans                                        0    7,509,639            0            0        7,509,639
          Total investments              6,188,659    7,509,639   16,918,626    2,436,876      711,283,325
   Cash                                          0            0        1,252            0        1,731,839
          Total assets                   6,188,659    7,509,639   16,919,878    2,436,876      713,015,164
Notes payable                                    0            0            0      343,448          343,448
Net assets available for plan
  benefits                             $ 6,188,659  $ 7,509,639 $ 16,919,878   $2,093,428     $712,671,716


The accompanying notes to financial statements are an integral part of this statement.



                      BB&T Corporation 401(k) Savings Plan

   Statement of Net Assets Available for Plan Benefits, With Fund Information
                               December 31, 1996

                                                                                   BB&T
                                                                                 Corporation
                                          Money          Fixed                     Common          Bank
                                          Market        Income      Equity                      Investment    Balanced
                                           Fund          Fund        Fund        Stock Fund     Contracts       Fund
Assets:
  Investments at fair value-
    Common stock                        $        0  $         0 $          0   $251,088,090   $          0  $        0
    Mutual funds                                 0    4,973,893   15,092,164              0              0   2,059,419
    Five-year bank investment
      contracts                                  0            0            0              0      4,457,665           0
    BB&T U.S. Treasury Money Market
      Fund                              11,244,025            0            0              0              0           0
                                        11,244,025    4,973,893   15,092,164    251,088,090      4,457,665   2,059,419
  Investments at cost - Participant              0            0            0              0              0           0
    loans
          Total investments             11,244,025    4,973,893   15,092,164    251,088,090      4,457,665   2,059,419
  Cash                                           0            0            0      1,357,759              0           0
  Accrued interest receivable                    0            0            0              0              0           0
          Total assets                  11,244,025    4,973,893   15,092,164    252,445,849      4,457,665   2,059,419
Notes payable                                    0            0            0              0              0           0
Net assets available for plan
  benefits                             $11,244,025   $4,973,893 $ 15,092,164   $252,445,849   $  4,457,665  $2,059,419

--------------------------------------


                                          Small
                                         Company
                                         Growth        Loan                ESOP
                                          Fund         Fund      Allocated     Unallocated      Total

Assets:
  Investments at fair value-
    Common stock                       $            $           $  9,986,816   $2,653,543     $263,728,449
    Mutual funds                         4,109,789           0             0            0       26,235,265
    Five-year bank investment
      contracts                                  0           0             0            0        4,457,665
    BB&T U.S. Treasury Money Market
      Fund                                       0           0             0            0       11,244,025
                                         4,109,789           0     9,986,816    2,653,543      305,665,404
   Investments at cost - Participant
    loans                                        0   5,565,035             0            0        5,565,035
          Total investments              4,109,789   5,565,035     9,986,816    2,653,543      311,230,439
   Cash                                          0           0           825            0        1,358,584
   Accrued interest receivable                   0           0             0            0                0
          Total assets                   4,109,789   5,565,035     9,987,641    2,653,543      312,589,023
Notes payable                                    0           0             0      944,860          944,860
Net assets available for plan
  benefits                             $ 4,109,789  $5,565,035  $  9,987,641   $1,708,683     $311,644,163

The accompanying notes to financial statements are an integral part of this statement.


                      BB&T Corporation 401(k) Savings Plan

Statement of Changes in Net Assets Available for Plan Benefits, With Fund Information
                      For the Year Ended December 31, 1997

                                                                                  BB&T
                                                                               Corporation
                                          Money         Fixed                    Common          Bank
                                          Market       Income      Equity                      Investment    Balanced
                                           Fund         Fund        Fund        Stock Fund     Contracts       Fund

Additions to net assets attributed
  to:
  Investment income-
    Dividends                          $       256  $        0  $ 1,945,599  $  7,439,182     $          0  $   98,999
    Interest                               595,667     292,070      335,257        50,729          253,814     108,026
    Net appreciation in value of
      investments                                0     139,734    3,724,702   122,243,932           (6,400)    351,405
          Total investment income          595,923     431,804    6,005,558   129,733,843          247,414     558,430
   Contributions-
    Employer                               457,659     275,216    1,336,662     8,280,524          125,946     406,818
    Employees                              585,557     373,443    2,219,281    11,396,088          151,322     700,744
    Merged entity                        2,531,059     702,449    6,338,481   246,768,037          504,132     125,093
          Total contributions            3,574,275   1,351,108    9,894,424   266,444,649          781,400   1,232,655
  Allocation of 47,276 shares of
    BB&T common stock                            0           0            0             0                0           0
          Total additions                4,170,198   1,782,912   15,899,982   396,178,492        1,028,814   1,791,085
Deductions from net assets
  attributed to:
  Withdrawals                           (2,438,927)   (477,854)  (1,162,203)  (24,666,154)        (754,466)   (280,982)
  Administrative expenses                  (30,973)    (12,622)     (47,123)      (22,357)         (12,021)     (7,041)
  Interest expense                               0           0            0             0                0           0
  Allocation of 47,276 shares of
    BB&T common stock                            0           0            0             0                0           0
Loans to members - Interest income          35,109      16,065       50,105       404,422            7,551      14,823
Principal repayments                       166,159      88,858      249,975     1,757,558           49,011      59,128
Net transfers of assets among funds      1,818,449    (192,458)     202,038    (6,860,580)         389,887     492,237
Net assets available for plan
  benefits, beginning of year           11,244,025   4,973,893   15,092,164   252,445,849        4,457,665   2,059,419
Net assets available for plan
  benefits, end of year                $14,964,040  $6,178,794  $30,284,938  $619,237,230     $  5,166,441  $4,128,669



                                          Small
                                         Company
                                         Growth          Loan                ESOP
                                          Fund           Fund     Allocated      Unallocated      Total
Additions to net assets attributed
  to:
  Investment income-
    Dividends                          $    90,199  $        0  $   351,854  $     46,565    $   9,972,654
    Interest                                 1,329     575,848            0             0        2,212,740
    Net appreciation in value of
      investments                          289,228           0    7,977,075       991,320      135,710,996
          Total investment income          380,756     575,848    8,328,929     1,037,885      147,896,390
   Contributions-
    Employer                               788,320           0            0       663,815       12,334,960
    Employees                            1,282,384           0            0             0       16,708,819
    Merged entity                          573,277           0            0             0      257,542,528
          Total contributions            2,643,981           0            0       663,815      286,586,307
  Allocation of 47,276 shares of
    BB&T common stock                            0           0    1,204,670             0        1,204,670
          Total additions                3,024,737     575,848    9,533,599     1,701,700      435,687,367
Deductions from net assets
  attributed to:
  Withdrawals                             (434,951)   (381,135)  (2,601,362)      (46,565)     (33,244,599)
  Administrative expenses                  (12,688)          0            0        (3,268)        (148,093)
  Interest expense                               0           0            0       (62,452)         (62,452)
  Allocation of 47,276 shares of
    BB&T common stock                            0           0            0    (1,204,670)      (1,204,670)
Loans to members - Interest income          47,773    (575,848)           0             0                0
Principal repayments                       130,763  (2,501,452)           0             0                0
Net transfers of assets among funds       (676,764)  4,827,191            0             0                0
Net assets available for plan
  benefits, beginning of year            4,109,789   5,565,035    9,987,641     1,708,683      311,644,163
Net assets available for plan
  benefits, end of year                $ 6,188,659  $7,509,639  $16,919,878  $  2,093,428    $ 712,671,716

The  accompanying   notes  to  financial statements are an integral part of this statement.


                      BB&T Corporation 401(k) Savings Plan

Statement of Changes in Net Assets Available for Plan Benefits, With Fund Information
                      For the Year Ended December 31, 1996

                                                                                Branch
                                                                                Banking                                  Small
                                        Money         Fixed                    and Trust        Bank                     Company
                                        Market        Income       Equity       Company     Investment   Balanced        Growth
                                                                                Common
                                         Fund          Fund         Fund       Stock Fund    Contracts     Fund           Fund
Additions to net assets attributed
  to:
  Investment income-
    Dividends                          $         0  $        0  $         0  $  6,350,102    $           0 $         0 $          0
    Interest                               524,710     295,720      826,351        34,401          284,955     128,474        4,315
    Net appreciation in value of
      investments                                0    (208,113)   1,734,531    68,669,259                0      66,489      482,486
          Total investment income          524,710      87,607    2,560,882    75,053,762          284,955     194,963      486,801
  Contributions-
    Employer                               504,321     309,251    1,040,373     6,529,264          117,122     281,970      595,035
    Employees                              824,048     392,938    1,477,172     9,138,670          152,060     463,982      996,354
    Merged entity                          200,971      93,286      508,626    80,799,218          144,586     576,285      325,317
          Total contributions            1,529,340     795,475    3,026,171    96,467,152          413,768   1,322,237    1,916,706
   Allocation of 69,080 shares of
    SNC common stock                             0           0            0             0                0           0            0
          Total additions                2,054,050     883,082    5,587,053   171,520,914          698,723   1,517,200    2,403,507
Deductions from net assets
  attributed to:
  Withdrawals                           (1,719,618)   (300,201)    (603,843)  (11,621,272)        (286,164)   (353,792)    (127,043)
  Administrative expenses                  (13,894)    (15,139)     (16,375)      (23,436)         (12,843)     (4,709)      (7,032)
  Interest expense                               0           0            0             0                0           0            0
  Allocation of 69,080 shares of
    SNC common stock                             0           0            0             0                0           0            0
Loans to members - Interest income          30,663      15,042       34,137       213,090            6,802       6,756        1,679
Principal repayments                       165,561      76,620      148,433     1,187,855           32,005      25,433       76,087
Net transfers of assets among funds     (1,028,720)   (718,528)    (624,676)   (3,401,698)        (540,433)    511,647      982,504
Net assets available for plan
  benefits, beginning of year           11,755,983   5,033,017   10,567,435    94,570,396        4,559,575     356,884      780,087
Net assets available for plan
  benefits, end of year                $11,244,025  $4,973,893  $15,092,164  $252,445,849    $   4,457,665 $ 2,059,419 $  4,109,789




                                                    Liabilities
                                            Loan       to be               ESOP
                                            Fund     Allocated    Allocated     Unallocated       Total

Additions to net assets attributed
  to:
  Investment income-
    Dividends                          $         0  $        0  $   331,811  $    109,597    $   6,791,510
    Interest                               308,169           0            0       133,837        2,540,932
    Net appreciation in value of
      investments                                0           0    3,045,100       696,999       74,486,751
          Total investment income          308,169           0    3,376,911       940,433       83,819,193
  Contributions-
    Employer                                     0           0            0     1,200,108       10,577,444
    Employees                                    0           0            0             0       13,445,224
    Merged entity                                0           0            0             0       82,648,289
          Total contributions                    0           0            0     1,200,108      106,670,957
   Allocation of 69,080 shares of
    SNC common stock                             0           0    1,669,263             0        1,669,263
          Total additions                  308,169           0    5,046,174     2,140,541      192,159,413
Deductions from net assets
  attributed to:
  Withdrawals                             (233,557)          0   (1,461,631)     (109,597)     (16,816,718)
  Administrative expenses                        0           0            0        (8,243)        (101,671)
  Interest expense                               0           0            0      (133,837)        (133,837)
  Allocation of 69,080 shares of
    SNC common stock                             0           0            0    (1,669,263)      (1,669,263)
Loans to members - Interest income        (308,169)          0            0             0                0
Principal repayments                    (1,711,994)          0            0    (1,066,271)      (1,066,271)
Net transfers of assets among funds      4,836,048      41,008      (57,152)            0                0
Net assets available for plan
  benefits, beginning of year            2,674,538     (41,008)   6,460,250     2,555,353      139,272,510
Net assets available for plan
  benefits, end of year                $ 5,565,035  $        0  $ 9,987,641  $  1,708,683    $ 311,644,163


The accompanying notes to financial statements are an integral part of this statement.

                       BB&T Corporation 401(k) Savings Plan

                           Notes to Financial Statements
                            December 31, 1997 and 1996




1.  Description of Plan:


The following description of the BB&T Corporation 401(k) Savings Plan (the Plan) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.


BB&T Corporation (BB&T or the Bank) established the Savings and Thrift Plan for the Employees of BB&T Corporation on July 1, 1982, for the purpose of promoting the future economic welfare of the Bank's employees. Effective January 1, 1996, Southern National's Employee Stock Ownership Plan was merged into the Savings and Thrift Plan for the Employees of Branch Banking and Trust Company to form the Southern National Corporation 401(k) Savings Plan. Effective May 18, 1997 Branch Banking and Trust Company's shareholders voted to change the holding company's name to BB&T Corporation. Accordingly, the Southern National Corporation 401(k) Savings Plan became the BB&T Corporation 401(k) Savings Plan. The Plan offers seven investment options for employee contributions: the BB&T U.S. Treasury Money Market Fund, the BB&T Intermediate U.S. Government Bond Fund, the BB&T Growth and Income Stock Fund, the BB&T Balanced Fund, the BB&T Small Company Growth Fund, BB&T One-Year Bank Investment Contracts (which invests in one-year guaranteed income contracts of the Bank) and the Branch Banking and Trust Company Common Stock Fund. Each participant may elect to direct employee and employer contributions to any combination of the funds. Participants may change their investment elections daily.


The Plan covers all employees who meet the age and service requirements. Under the terms of the Plan, employees are eligible to participate in the Plan at age 21 with one year of continuous employment in which they have worked at least 1,000 hours. Participation in the Plan is based on voluntary election by each employee.


Contributions to the Plan are made monthly by employees in amounts equal to whole percentages, from 1% to 16%, of their monthly compensation. The Bank makes matching contributions of 100% up to 6% of each participant's compensation contributed to the Plan. Participants are fully vested in their accounts at all times.


The Plan permits a participant to borrow up to 50% of their account balance, but not more than the lesser of one-half of the value of the account balance, not to exceed $50,000 or $50,000 minus the participant's highest outstanding loan amount of the prior 12 months. The minimum loan amount is $1,000. Only one loan can be made during the plan year and a participant may have only one loan outstanding at any time. The interest rate to be paid on the amounts borrowed is equal to the Bank's prime lending rate plus 1% at the time of the loan.


Under terms of the Plan, a participant is allowed to withdraw certain funds from his account twice a year. Upon retirement, a participant may elect to have distributions paid from this account in installments over a period not to exceed the longer of 15 years, the participant's life expectancy, or the life expectancy of the participant and beneficiary, a lump sum, or any combination of the two.


Employee Stock Ownership Plan


The Employee Stock Ownership Plan (ESOP) is a separate fund of the Plan and is only for the employees of certain acquired institutions. The ESOP initially purchased common shares using the proceeds of notes payable (see Note 6). The common shares are maintained in a trust under the Plan and debt repayments are funded by corporate contributions to the trust. As debt repayments are made, shares are allocated to eligible employees' accounts in accordance with applicable regulations under the Internal Revenue Code (IRC). Shares vest fully upon allocation. Accordingly, the financial statements of the Plan present separately the assets and liabilities and changes therein pertaining to the accounts of employees with vested rights in allocated stock (Allocated) and stock not yet allocated to employees (Unallocated).



2.  Significant Accounting Policies:


Basis of Accounting


The accompanying financial statements have been prepared on the accrual basis of accounting.


Reclassification


Certain prior year amounts have been reclassified to conform with the current year presentation.


Investments in Securities


Investments in securities are stated at fair value. The fair value of marketable securities is based on published quotations obtained from national securities exchanges. Investments in mutual funds are valued at fair value based on quoted market prices of the underlying fund securities. Bank investment contracts are stated at contract value, which do not materially differ from market value.


Securities transactions are recorded on the trade date. Dividend income is recorded on the exdividend date.


Investments in Participant Loans


Investments in participant loans are stated at cost. Adjustments necessary to reflect the fair value of the loans would not be material to the financial statements.


Administrative Expenses


Administrative expenses for trustee and recordkeeping fees are incurred by the Plan. The Plan sponsor has elected to pay all other administrative fees related to professional services provided to the Plan. Trustee fees consist primarily of administrative services rendered by the Bank's Trust Division (see Note 8).



3.  Merged Plans:


During 1997, the Regional Acceptance 401(k) Retirement Plan, the Boyle-Vaughn 401(k) Profit Sharing Plan, the C. Dan Joyner Profit Sharing Plan, and the United Carolina Bank Dollar Plus Savings Plan were merged into the Plan.



4.  Investments:


The Plan's investments are administered by the Bank's Trust Division. The appreciation (depreciation) in value of the Plan's investments (including investments bought and sold as well as held during the year) is as follows:


                                  Net Appreciation (Depreciation)
                                  -------------------------------
                                       1997              1996
                                  --------------  ---------------
Common stock                       $122,243,932      $68,669,259
Mutual funds                         13,467,064        5,817,492
                                  --------------  ---------------
                                   $135,710,996      $74,486,751
                                  ==============  ===============

At December 31, 1997 and 1996, the fair market value of individual investments that represent 5% or more of the Plan's total net assets are as follows:


                                       1997             1996
                                   -------------  --------------
BB&T Corporation common stock      $636,862,145     $263,728,449
                                   =============  ==============

Included above, at December 31, 1997 and 1996, respectively, are approximately 265,348 and 276,323 shares of the ESOP's BB&T Corporation common stock which were allocated to the participants' accounts with 38,039 and 73,201 shares being unallocated.


5.  Tax Status:


The Internal Revenue Service (IRS) issued its latest determination letter on September 6, 1996, which stated that the Plan and its underlying trust qualify, in form, under the applicable provisions of the IRC and therefore are exempt from federal income taxes. In the opinion of the plan administrator, the Plan and its underlying trust are currently being operated in compliance with the applicable requirements of the IRC.



6.  Notes Payable:


The ESOP initially purchased common shares using the proceeds of notes payable (see Note 1). The notes bear interest at rates ranging from 7% to 9%, payable annually. The principal balance for each note is to be repaid in monthly installments over the life of the note, with final payments due at various times from July 1996 to November 1998.


The debt is guaranteed by the Bank and secured by the unallocated shares of BB&T common stock.



7.  Plan Termination:


Although it has not expressed an intent to do so, the Bank has the right to discontinue its contributions at any time or to terminate the Plan. In the event of plan termination, the assets would be distributed in accordance with the plan documents.



8.  Related-party Transactions:


During the years ended December 31, 1997 and 1996, the Plan purchased 804,483 and 1,075,823, respectively, of BB&T common stock at a cost of $35,181,751 and $31,250,672, respectively. In addition, 512,323 and 492,036 shares were distributed during 1997 and 1996, respectively, to employees who withdrew their vested interests. The Plan received cash dividends of $9,972,654 and $6,791,510 on its investment in BB&T Corporation common stock during 1997 and 1996, respectively.


Included in plan assets are mutual funds sponsored by the Bank, guaranteed income contracts issued by the Bank and cash on deposit at the Bank.


The cost of administrative services rendered by the Bank's Trust Division for the years ended December 31, 1997 and 1996, was $782,803 and $357,648, respectively (see Note 2).


9. Subsequent Event:


During first quarter 1998, the 401(k) plans for Fidelity Federal Savings Bank Retirement Savings Plan and the Dejarnette & Paul 401(k) Profit Sharing Plan were merged into the Plan.

                                                        Schedule I

              BB&T Corporation 401(k) Savings Plan

  Item 27(a) -- Schedule of Assets Held for Investment Purposes
                        December 31, 1997


   Par Value or
      Shares          Identity of Party and Description of Assets                          Cost          Fair Value
   ------------ --------------------------------------------------------------------    ----------     --------------
    14,964,040  *BB&T U.S. Treasury Money Market Fund                                       **            $14,964,040
       617,262  *BB&T Corporation Intermediate U.S. Government Bond Fund                    **              6,178,794
     1,565,113  *BB&T Corporation Growth and Income Fund                                    **             30,284,938
    11,369,715  *BB&T Corporation Common Stock Fund                                                       617,506,643
     5,166,441  *One-Year Bank Investment Contracts                                         **              5,166,441
       302,910  *BB&T Corporation Balanced Fund                                             **              4,128,669
       295,401  *BB&T Corporation Small Company Growth Fund                                 **              6,188,659
     7,509,639  *Participant loans, varying maturities, rates ranging from 7.00% to
     =========    10.00%                                                                    **              7,509,639
                                                                                                          ===========
*    Denotes party-in-interest.


** Note: The above schedule could not be completed due to the trustee's inability to provide cost information for these investments.


The accompanying notes to financial statements are an integral part of this schedule.




The accompanying notes to financial statements are an integral part of this schedule.

                                                                 Schedule II

                      BB&T Corporation 401(k) Savings Plan

              Item 27(d) -- Schedule of Reportable Transactions (1)
                                December 31, 1997



                                                                            Aggregate
                                                                          Selling Price     Aggregate
                                                           Aggregate       or Maturity       Cost of         Net
                                                         Purchase Price   Proceeds (2)    Asset Sold     Realized
     Identity of Party and Description of Assets             (2) (3)          (3)         or Matured    Gain (Loss)
     --------------------------------------------        --------------   -------------   -----------   -----------
Branch Banking and Trust Company
    Common Stock-
       Purchases                                          $ 35,181,751   $            0        $0               $0
       Sales                                                         0       24,299,382         *                *
                                                          =============   =============        ===              ===

*Historical cost information is unavailable and is therefore not provided in this schedule.


(1) This schedule presents transactions in any security where the aggregate of transactions in that security exceeds 5% of plan assets at January 1, 1997.

(2)  The value of securities at the time of purchase or sale is the market value.


(3) Brokerage commissions are included in purchase prices and deducted from sales proceeds.


Note:    The above  schedule  could not be completed for the BB&T U.S.  Treasury
         Money Market Fund, the BB&T Intermediate U.S. Government Bond Fund, the
         BB&T Growth and Income Stock Fund,  the BB&T  Balanced  Fund,  the BB&T
         Small  Company  Growth  Fund  and the  BB&T  One-Year  Bank  Investment
         Contracts due to the inability of the Trustee to provide this information.


                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees and Savings Plan Committee have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

Date:  June 30, 1998                 BB&T National Corporation
                                     401(K) Savings Plan

                                     /s/  Raymond K. MuCulloch
                                     Raymond K. MuCulloch
                                     Senior Vice President